Exhibit 12

CARNIVAL CORPORATION & PLC
Ratio of Earnings to Fixed Charges

	Six Months Ended
	May 31,
(in millions, except ratios)	2018	2017
Net income	$951	$730
Income tax expense, net	3	7
Income before income taxes	955	737
Fixed charges
Interest expense, net of capitalized interest	98	101
Interest portion of rent expense (a)	11	11
Capitalized interest	17	13
Total fixed charges	125	125
Fixed charges not affecting earnings
Capitalized interest	(17)	(13)
Earnings before fixed charges	$1,063	$849
Ratio of earnings to fixed charges	8.5	6.8

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.